CONSENT OF QUALIFIED PERSON

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Platinum Group Metals Ltd.

Re:   Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.           I, Kenneth Graham Lomberg, am responsible for preparing the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23°21’53”S. Longitude 28°48’23”E)”, and dated effective November 5, 2012, (the “Technical Report”).

2.           I also consent to: (a) the public filing of the Technical Report; (b) the use of extracts from, or a summary of, the Technical Report in the company’s annual information form dated November 19, 2012 (the “AIF”); (c) the use of extracts from, or a summary of, the Technical Report in the news release of the Company dated November 5, 2012 (the “News Release”) and material change report of the Company dated November 5, 2012 (the “Material Change Report”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.           I certify that I have read the AIF that the Technical Report supports being filed by the Company and the News Release and Material Change Report and that the AIF, News Release and Material Change Report fairly and accurately represent the information in the sections of the Technical Report.

Dated this 23 day of November 2012.

“Kenneth Lomberg”
_____________________________________
Kenneth Graham Lomberg,
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat

Coffey Mining (SA) Pty Ltd (2006/030152/07), VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737, Roodepoort, South Africa
Postnet Suite 160, Private Bag X09, Weltevreden Park 1715, South Africa
T (+27) (11) 679 3331 F (+27) (11) 679 3272 www.coffey.com